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                                                                      EXHIBIT 11

                               AST RESEARCH, INC.
                              16215 ALTON PARKWAY
                            IRVINE, CALIFORNIA 92718

                                                                   March 6, 1995

To Our Stockholders:

  I am pleased to inform you that on February 27, 1995, AST Research, Inc. entered into a definitive agreement with Samsung Electronics Co., Ltd. pursuant to which Samsung has agreed to acquire a 40.25% interest in AST and, in connection therewith, to commence certain strategic relationships, including component supply and joint procurement. This proposed strategic alliance will reinforce the two companies' strengths to develop, manufacture and market personal computer products on a global scale. Samsung is one of the world's preeminent diversified companies. The long-term aspects of such a relationship are expected to enhance AST's future product offerings and ability to grow its core businesses as it benefits from the convergence of consumer electronics, telecommunications and personal computer technologies.

  The investment by Samsung will result in a strategic cooperation between two separate but complementary organizations. AST will continue to operate separately, led by its own management team, but will benefit from a wide range of cooperative arrangements, including, among others, expanded and improved supply of critical components manufactured by Samsung and used by AST in the manufacture of personal computers, joint product development, cross-OEM (Original Equipment Manufacturer) arrangements and cross-licensing of patents. By augmenting the resources and advantages of our respective organizations with each other's strengths, in such areas as research and development, manufacturing and marketing, we believe that our new alliance will provide both short- and long-term benefits to stockholders, employees and customers and other AST stakeholders.

  To execute this alliance, Samsung has commenced today a tender offer to purchase 5,820,000 shares of AST common stock, representing approximately 18% of the currently outstanding common stock, for $22.00 per share. Additional information about the tender offer is contained elsewhere in this package, including the attached Schedule 14D-9 filed today by AST with the Securities and Exchange Commission.

  When combined with purchases by Samsung from AST of (i) 6,440,000 newly issued shares of common stock for $19.50 per share, and (ii) 5,630,000 newly issued shares of common stock for $22.00 per share, the tender offer will result in Samsung owning 40.25% of AST's outstanding common stock. After the transaction, AST will have approximately 44,446,500 shares of common stock outstanding. The approximately 26,556,500 shares not owned by Samsung will continue to trade as they have in the past. There is no fixed buyout option or other contractual limit upon the upside potential of these shares. As a result, AST stockholders will continue to participate in the long-term growth prospects for AST. We believe that these prospects will be enhanced by the added financial resources and strategic relationships Samsung is offering to AST.

  THEREFORE, THE BOARD OF DIRECTORS OF AST ENTHUSIASTICALLY SUPPORTS THE PROPOSED TRANSACTIONS, AND HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND OTHER TRANSACTIONS DESCRIBED ABOVE AND DETERMINED THAT THEY ARE FAIR TO, AND IN THE BEST INTERESTS OF, AST STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT SAMSUNG'S OFFER AND TENDER THEIR SHARES.

  The recommendation of the Board, including a description of certain matters considered by the Board, is contained in the enclosed Schedule 14D-9. Samsung's tender will begin March 6, 1995, and will expire on April 20, 1995, unless extended. You should refer to Samsung's Offer to Purchase and related Letter of Transmittal for the procedure for tendering your shares. I urge you to read these documents carefully.

                                          Very truly yours,

                                          /s/ SAFI U. QURESHEY

                                          Safi U. Qureshey
                                          Chief Executive Officer
                                          and Chairman of the Board